Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Starbucks Corporation

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Starbucks Corporation’s proxy statement.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Dear Starbucks Shareholders:

We write to you as fellow Starbucks Corporation (the “Company” or “Starbucks”) shareholders to urge you to vote against the re-election of Directors Jørgen Vig Knudstorp and Beth Ford at the 2026 Annual Meeting of Shareholders on March 25, 2026, for sustained oversight failures of labor relations.

Beginning in late 2021, baristas at Starbucks locations across the U.S. have been seeking to organize a union and reach a first contract. Their initial efforts were met with what National Labor Relations Board (NLRB) Administrative Law Judge (ALJ) Michael Rosas characterized as “egregious and widespread misconduct demonstrating a general disregard for the employees’ fundamental rights.”1 In the first three years of organizing, unionizing baristas and their union filed over 700 charges of labor rights violations with the NLRB against Starbucks and its outside counsel, which expert analysis found to be the highest number in history.2

In late 2023, following a majority-supported shareholder proposal3 and the announcement of a proxy contest over the issue,4 the Board strengthened labor relations oversight by establishing a new standing committee. In addition, Starbucks adopted a framework for engagement with Starbucks Workers United (SBWU), which included a goal of completing bargaining and union contract ratification by the end of 2024.5 It appears the change was short-lived, and the Company is reverting to its old stance. Over the past thirteen months, labor negotiations appear to have stalled without producing a first contract; labor disputes have escalated; operational and reputational risks have intensified; and the Board’s newly formed oversight committee has quietly disappeared. The sudden U-turn on labor relations oversight by Starbucks’ Board is inconsistent with the Company’s turnaround strategy and commitments – and changes have not been explained to shareholders.

We believe shareholder action is warranted due to:

1.	Significant labor relations risk oversight failures: In the more than four years after the first store unionized, labor relations are marred by historic levels of allegations of labor rights violations, numerous strikes, a $38.9 million Fair Workweek Law settlement, and reports of collective bargaining at a standstill.

2.	Board backslides on labor relations oversight amid escalating labor conflict: In November 2025, the Board quietly eliminated the Environmental, Partner, and Community Impact (EPCI) Committee, and took over three months to provide an unpersuasive justification and reallocation of its primary responsibility of labor relations oversight.

3.	Prolonged labor conflict counter to turnaround objectives, jeopardizing long-term shareholder value: Starbucks’ turnaround plan depends on an engaged workforce and improved in-store experience, both of which are strained by ongoing labor conflict.

Jørgen Vig Knudstorp and Beth Ford bear responsibility for the failed oversight of these issues by the Board. Mr. Knudstorp served as Chair of the Nominating and Corporate Governance (NCG) Committee from 2019 through 2025 and as a member of the EPCI Committee whose primary responsibility was labor relations oversight. He assumed the role of Lead Independent Director in 2025. Ms. Ford joined the Board in March 2023,6 was the Chair of the EPCI committee, and now leads the NCG Committee. As such, both Mr. Knudstorp and Ms. Ford have had labor relations, Board structure, and investor engagement responsibilities over the relevant time period. Shareholders should evaluate their performance against those responsibilities.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Rationale for voting AGAINST the re-election of Directors Jørgen Vig Knudstorp and Beth Ford

1.	Significant labor relations risk oversight failures:

A.	After over four years, Starbucks has not met its stated goal of reaching a collective bargaining agreement with SBWU, as baristas continue to unionize.

The first Starbucks store to vote to unionize with SBWU was in late 2021 and the unionization effort quickly spread across the US. Currently, over 11,000 baristas are unionized with SBWU. The momentum towards unionization has not slowed with 125 additional stores unionizing in 2025.7

Despite Starbucks setting a goal to ratify a first contract in 2024,8 a collective bargaining agreement is yet to be reached. Reports indicate that negotiations are at a standstill. SBWU reports Starbucks has not offered any new economic proposals since Spring 2025, when workers overwhelmingly rejected the Company’s offer.9 Starbucks says that it stands ready to return to the table and reach a mutually acceptable first contract.10 However, if the Company is genuine in its commitments to “the principles of freedom of association and the right to collective bargaining,”11 “engag[ing] constructively and in good faith with the union,”12 and “bargaining with Workers United and to reaching agreements,”13 then it is incumbent on the Board to ensure the bargaining process is being properly overseen, that obstacles to progress are identified and addressed, and that management’s approach is aligned with the Company’s stated commitments.

B.	Prolonged conflict with unionized baristas poses risks to the Company.

Starbucks recognizes the risks of the current state of its labor relations. In the most recent Annual Report, the Company acknowledges, “work stoppages and other disruptions have the potential to negatively impact our operations, third-party providers upon whom we rely to deliver product, our sales and customer flow in impacted locations, our costs, and can also have a negative impact on our reputation and brand. In addition to strikes, Starbucks has faced adverse media coverage and customer boycotts for its alleged anti-union conduct.”14

Scheduling and staffing are cited as top, unresolved collective bargaining issues by SBWU.15 In December 2025, New York City announced a $38.9 million settlement with Starbucks for over 500,000 alleged violations of the Fair Workweek Law, affecting more than 15,000 workers — the largest labor law settlement in the city’s history. The violations took place during a three-year period (2021–2024), overlapping with all of Mr. Knudstorp’s and some of Ms. Ford’s tenure, during which the city’s Department of Consumer and Worker Protection determined the Company had cut workers’ shifts and assigned shifts to some new hires without first offering these shifts to current employees. It also determined that Starbucks had failed to provide regular schedules for some employees. 16

In the first three years of the unionization effort, workers filed over 700 unfair labor practice (ULP) charges, the NLRB issued over 135 complaints, ALJs delivered over 60 decisions against Starbucks, and workers participated in numerous strikes.17 After a joint commitment to build a “constructive path forward” with SBWU in February 2024, the filing of new charges and strike activity briefly abated, but are now on the rise again with workers filing more than 125 ULPs, including charges of failure to bargain in good faith and retaliatory firings, since January 2025 and launching three strikes (the latest is ongoing).18

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

2. Board backslide on labor relations oversight amid escalating labor conflict:

A.       Elimination of the EPCI Committee raises governance red flags.

The Board created the EPCI Committee in November 2023 and the committee charter listed labor relations oversight as its primary responsibility.19 That December, the Board emphasized that the Committee would augment independent oversight, promote accountability, and oversee adherence to labor rights commitments in the Company’s Global Human Rights Statement and recommendations from an independent assessment of Starbucks’ labor practices related to these commitments.20

The Committee’s mandate was reinforced in the Company’s January 2024 proxy statement, which stated that the EPCI Committee was responsible for overseeing “policies and practices related to labor relations[.]”21

Despite these representations, by November 2025, approximately one year into Brian Niccol’s tenure as Chair and CEO, the Board quietly eliminated the EPCI Committee without initial explanation.22 The Board’s subsequent justification, approximately three months later, provided in a brief footnote in the 2026 proxy statement, asserted that the change was intended to “simplify” the Board’s oversight structure and allow remaining committees to focus more efficiently on matters driving long-term shareholder value.23

This explanation is unpersuasive. The Board’s own governance standards state that committees are established or maintained when particular risks require enhanced oversight.24 Efficiency alone does not explain why a committee created to address ongoing, unresolved labor risks was dissolved while those risks persist. This inconsistency and abrupt reversal raise legitimate concerns about whether the Board is retreating from the focused, independent oversight it previously deemed necessary.

B.       Concentration of authority heightens oversight concerns.

The elimination of the EPCI Committee is particularly concerning in light of the Board’s 2024 decision to combine the roles of Chief Executive Officer and Board Chair under Mr. Niccol.25 Independent Board chairs are widely recognized as a governance best practice, providing stronger oversight and accountability.26 By returning labor relations oversight to the full Board at the same time authority has been consolidated in a CEO-Chair, the Board risks diluting the intensity, continuity, and independence of oversight over one of the Company’s most significant and persistent risk areas.

C.       Declining shareholder engagement undermines accountability.

Effective governance depends on meaningful, good-faith engagement with shareholders on material issues. Starbucks’ proxy statement states it “believes that strong corporate governance involves year-round engagement with our shareholders.”27 Yet Starbucks’ engagement with investors on labor relations appears to have declined. Proponents of the majority-supported 2023 shareholder proposal sought to continue dialogue with one or both of Directors Knudstorp and Ford during 2025 and 2026, given their leadership roles in labor oversight. While we received acknowledgement from management, our meeting requests were not accepted.

This decline in engagement is reflected in the Company’s own disclosures. According to proxy statements, Starbucks reported at least 30 shareholder engagements in both 202328 and 2024,29 but only 18 in 2025.30 Independent director participation declined even more sharply, from 30 engagements in 202431 to just 9 in 2025.32 In addition, the Company removed its prior proxy disclosure summarizing “Key Themes from Shareholder Engagement,” thereby reducing transparency around investor concerns, including labor relations.33 Unlike the two prior years, references to labor relations in the 2026 proxy statement are limited and largely confined to risk factor disclosure following the dissolution of the EPCI Committee.34

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Taken together, these changes suggest a troubling retreat from transparency, responsiveness, and commitment to engage on labor oversight matters material to shareholder value.

3. Prolonged labor conflict counter to turnaround objectives, jeopardizing long-term shareholder value:

Over the 5-year period of barista organizing, the Board, including Directors Knudstorp and Ford, managed numerous CEO successions and turnaround plans in its effort to reverse declining performance. Mr. Niccol’s current turnaround goal centers on “world-class customer service, driven by the connection between our barista and our customer.”35 Given the well-established link between worker engagement and better customer service, a prolonged conflict with workers may be a drag on the Company’s overarching goal.

Two strategic initiatives shared during Starbucks’ Investor Day in January included the rollout of new equipment and technology and 400 net new company-operated stores by 2028.36 The successful implementation of these initiatives, as well as the long-term success of the “Back to Starbucks” strategy more broadly, will depend in large part on an engaged workforce to execute on efficiency and improve the in-store experience. Continued conflict with SBWU may be a headwind to the strategy as SBWU continues to grow.

Directors Knudstorp and Ford apparently recognized the importance of an improved relationship with Starbucks’ unionized workforce in 2023 and assumed leadership responsibilities for labor relations oversight. The fact that these issues continue without resolution raises serious questions about the directors’ ability or commitment to execute and achieve their stated objectives. Although we were encouraged by the recent improvement in quarterly results, as long-term investors we are concerned that, without a constructive relationship between Starbucks and its unionized workforce, sustaining the turnaround may prove difficult.

-- Accordingly, we urge you to vote AGAINST Directors Jørgen Vig Knudstorp and Beth Ford. –

Sincerely,

Thomas P. DiNapoli, New York State Comptroller	Shareholder Association for Research and Education (SHARE)

Mark Levine, New York City Comptroller on behalf of the New York City Retirement Systems	SOC Investment Group

Merseyside Pension Fund	Trillium ESG Global Equity Mutual Fund

1 Office of Public Affairs. “NLRB Region-3 Buffalo Wins Administrative Law Judge Decision Requiring Starbucks to Rehire and Compensate Seven Unlawfully Fired Workers, Reopen a Facility, Bargain with the Union, Provide Union Access, Conduct Training and Post Remedial Notices at Stores.” National Labor Relations Board, 2 March, 2023, www.nlrb.gov/news-outreach/news-story/nlrb-region-3-buffalo-wins-administrative-law-judge-decision-requiring.

2 Logan, John. “Corporate Union Busting in Plain Sight: How Amazon, Starbucks, and Trader Joe’s Crushed Dynamic Grassroots Worker Organizing Campaigns.” Economic Policy Institute, 28 Jan. 2025, www.epi.org/publication/corporate-union-busting/.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

3 Starbucks Corporation, 2023 Proxy Statement and Notice of Annual Meeting, p. 8, https://www.sec.gov/Archives/edgar/data/829224/000082922423000007/a2023proxystatementfinal.htm#i1ec496690fad42fbad6ecc4e145c924b_3337

4 Thomas, Lauren, and Cara Lombardo. “Exclusive | Labor Group Plans Board Fight at Starbucks.” The Wall Street Journal, 21 Nov. 2023, www.wsj.com/business/starbucks-labor-group-plans-board-fight-df47062b?gaa_at=eafs&gaa_n=AWEtsqfEVWaZGxe6ff0QC0uyB0D6eYbqP6cXnDWjbQhIpEVYlhVUrttDbXNDP8UoNSo%3D&gaa_ts=69812352&gaa_sig=Ph-7C-6hKqqQigofHsjaoJCz-JIWMAuiDonS9F_CRjAwJZYO8W44viMox2lNOQH6Z30hJvLs2Yua6NxWG9o7NQ%3D%3D.

5 Starbucks Corporation. “Message from Sara: Starbucks and Workers United Agree on Path Forward.” 27 February 2024, about.starbucks.com/press/2024/message-from-sara-starbucks-and-workers-united-agree-on-path-forward/.

6 Thompson, Joey. “Starbucks Taps Land O’Lakes CEO Beth Ford for Board of Directors - Bizwomen.” Albany Business Review, 1 February 2023, www.bizjournals.com/albany/bizwomen/news/latest-news/2023/02/starbucks-beth-ford-board-directors.html.

7 Bruenig, Matt. “The Starbucks Union Won 125 Elections in 2025.” Nlrbedge.com, NLRB Edge, 19 January 2026, www.nlrbedge.com/p/the-starbucks-union-won-125-elections.

8 Starbucks Corporation, Letter to Workers United, 8 December 2023, https://about.starbucks.com/uploads/2023/12/Starbucks-letter-to-Workers-United.pdf

9 Starbucks Workers United. “Starbucks Baristas Overwhelmingly Reject Company’s Insufficient Union Contract Offer.” 25 April 2026, https://sbworkersunited.org/starbucks-baristas-overwhelmingly-reject-starbucks-insufficient-union-contract-offer/

10 Starbucks Corporation. “Our continued commitment.” December 23, 2025, https://about.starbucks.com/press/2025/our-continued-commitment/

11 Melody Hobson and Jorgen Vig Knudstorp, Letter to Shareholders, December 12, 2023, https://about.starbucks.com/uploads/2023/12/FY24-Letter-to-Shareholders-Assessment.pdf

12 Starbucks Corporation. “Starbucks Reaffirms Commitment to Advancing the Path Forward with Workers United.” September 24, 2024, https://one.starbucks.com/negotiations/starbucks-reaffirms-commitment-to-advancing-the-path-forward-with-workers-united/

13 Starbucks Corporation, 2025 Proxy Statement and Notice of Annual Meeting of Shareholders, p. 29, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390025006516/ea0224926-02.htm#T122

14 Starbucks Corporation, Form 10K, Pg. 18. November 14, 2025. https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000082922425000114/sbux-20250928.htm;

Wiessner, Daniel. “Ex-Starbucks CEO Schultz Illegally Threatened Union Supporter, NLRB Judge Rules.” Reuters, 9 October 2023, www.reuters.com/legal/government/ex-starbucks-ceo-schultz-illegally-threatened-union-supporter-nlrb-judge-rules-2023-10-09/;

Kaye, Danielle. Starbucks’ Barista Strike Could Undermine Its Turnaround Plan. 12 November 2025, www.bbc.com/news/articles/c5ype4j07xpo;

Sainato, Michael. “A Bargaining Breakdown and Strikes: The Bitter Union Fight at Starbucks.” The Guardian, The Guardian, 14 January 2025, www.theguardian.com/business/2025/jan/14/starbucks-union-fight; Cunningham, Waylon. “US Lawmakers Urge Starbucks CEO to Restart Union Talks.” Reuters, 10 November 2025, www.reuters.com/legal/litigation/us-lawmakers-urge-starbucks-ceo-restart-union-talks-2025-11-10/;

Zahn, Max. “What Happens next for the Labor Battle at Starbucks?” ABC News, 24 Dec. 2024, abcnews.com/US/labor-battle-starbucks/story?id=117094187;

Starbucks Workers United. “Major Organizations Call on Starbucks to Settle Fair Union Contract,” September 19, 2025. https://sbworkersunited.org/major-organizations-call-on-starbucks-to-settle-fair-union-contract/

15 Starbucks Workers United. “Our Strike.” https://sbworkersunited.org/our-strike/

16 Aponte, Claudia Irizarry, and Katie Honan. “Starbucks Agrees to Pay Workers $38 Million to Settle Scheduling Law Probe.” THE CITY - NYC News, December 2025, www.thecity.nyc/2025/12/01/starbucks-worker-settlement-fair-workweek-schedules/;

Ginia Bellafante. “Starbucks Baristas Fuel Workers in NYC, but Is Anyone Helping Them?” The New York Times, 23 February 2024, www.nytimes.com/2024/02/23/nyregion/starbucks-baristas-labor-nyc.html.

17 Logan, John. “Corporate Union Busting in Plain Sight: How Amazon, Starbucks, and Trader Joe’s Crushed Dynamic Grassroots Worker Organizing Campaigns.” Economic Policy Institute, 28 January 2025, www.epi.org/publication/corporate-union-busting/.

18 Treisman, Rachel. “Starbucks Baristas’ “Strike before Christmas” Has Reached Hundreds of U.S. Stores.” NPR, 24 December 2024, www.npr.org/2024/12/24/nx-s1-5238169/starbucks-strike-christmas;

Aneurin Canham-Clyne. “Starbucks Union Workers Strike over Dress Code Changes.” Restaurant Dive, 14 May 2025, www.restaurantdive.com/news/starbucks-workers-united-50-store-dress-code-strike/748076/;

Aguirre, Sabina. “The Starbucks Strike Is an Important Fight for Baristas like Me.” MS NOW, 3 January 2026, www.ms.now/opinion/starbucks-strike-union-contract-barista.

19 Starbucks Corporation, press release, November 20, 2023, https://about.starbucks.com/press/2023/starbucks-announces-intention-to-establish-a-new-environmental-partner-and-community-impact-board-committee-focused-on-oversight-of-stakeholder-promises/;

Starbucks Corporation, Environmental, Partner, and Community Impact Committee Charter, December 13, 2023 https://content-prod-live.cert.starbucks.com/binary/v2/asset/143-88353.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

20 Meldoy Hobson and Jorgen Vig Knudstorp, Letter to Shareholders, December 12, 2023, https://about.starbucks.com/uploads/2023/12/FY24-Letter-to-Shareholders-Assessment.pdf

21 Starbucks Corporation, 2024 Proxy Statement and Notice of Annual Meeting, p. 33, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000119312524014772/d523441ddefc14a.htm;

Starbucks Corporation, Environmental, Partner, and Community Impact Committee Charter, December 13, 2023 https://content-prod-live.cert.starbucks.com/binary/v2/asset/143-88353.pdf

22 SOC Investment Group, et al, January 20, 2026, https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/696fceefe312c924f3ffd70c/1768935151575/2026-01-19+Starbucks+EPCI+Letter.pdf;

Sustainability Directory. “Starbucks Realigns ESG Oversight, Dissolves Dedicated Committee.” 29 January 2026, https://news.sustainability-directory.com/esg/starbucks-realigns-esg-oversight-dissolves-dedicated-committee/

23 Starbucks Corporation, 2026 Proxy Statement and Notice of Annual Meeting, p.23, January 26, 2026 https://content-prod-live.cert.starbucks.com/binary/v2/asset/143-88353.pdf

24 Ibid, p. 26.

25 Starbucks Corporation, Form 8-K, August 14, 2024, https://www.sec.gov/ix?doc=/Archives/edgar/data/829224/000119312524200724/d848513d8k.htm

26 Sonny Iqbal, “How chairmen enhance board effectiveness,” EgonZehnder, May 2015. https://www.egonzehnder.com/what-we-do/board-advisory/insights/how-chairmen-enhance-board-effectiveness

27 Starbucks Corporation, 2026 Proxy Statement and Notice of Annual Meeting, p.9 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390026007780/ea0270973-01.htm#T120

28 Starbucks Corporation, 2024 Proxy Statement and Notice of Annual Meeting, p.39 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000119312524014772/d523441ddefc14a.htm

29 Starbucks Corporation, 2025 Proxy Statement and Notice of Annual Meeting of Shareholders, p. 28, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390025006516/ea0224926-02.htm

30 Starbucks Corporation 2026 Proxy Statement and Notice of Annual Meeting, p.18 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390026007780/ea0270973-01.htm

31 Starbucks 2025b Proxy Statement and Notice of Annual Meeting, p. 28 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390025006516/ea0224926-02.htm

32 Starbucks Corporation, 2026 Proxy Statement and Notice of Annual Meeting, p. 18 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390025006516/ea0224926-02.htm

33 As seen in 2024 Proxy Statement pp.40-41 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000119312524014772/d523441ddefc14a.htm and 2025 Proxy Statement pp. 29-30 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390025006516/ea0224926-02.htm

34 2026 Proxy Statement pp. 23-26, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000829224/000121390026007780/ea0270973-01.htm

35 Rogelberg, Sasha. “Starbucks CEO Says the Coffee Chain Won’t Lose Its Cash-Strapped Consumers Because It’s on Its Way to Being a “World-Class Customer Service” Company.” Yahoo Finance, 17 September 2025, finance.yahoo.com/news/starbucks-ceo-says-coffee-chain-154153525.html.

36 Aneurin Canham-Clyne, “3 takeaways from Starbucks’ Investor Day,” Restaurant Dive, January 30, 2026 https://www.restaurantdive.com/news/starbucks-investor-day-match-ai-ordering-new-stores/810914/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.